SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)

Statement of Financial Condition

October 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Scotia Capital (USA) Inc:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Scotia Capital (USA) Inc (a wholly owned subsidiary of Scotia Holdings (US) Inc.) (the Company) as of October 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1988.

New York, New York
December 23, 2022

SCOTIA CAPITAL (USA) INC.

(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)

Statement of Financial Condition

October 31, 2022

(dollars in thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	65,590
Cash on deposit with clearing organizations		535,871
Securities segregated under federal and other regulations, at fair value		446,027
Deposits paid for securities borrowed		28,359,226
Securities received as collateral, at fair value		2,531,353
Securities purchased under agreements to resell		775,000
Securities owned, at fair value (including $733,642 pledged to creditors)		1,530,963
Receivable from brokers, dealers, and clearing organizations		267,839
Receivable from customers		472,864
Accrued fees, interest, and other receivables		209,025
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,757		2,782
Goodwill		72,305
Other assets		23,398
Total assets	$	35,292,243

Liabilities and Stockholder's Equity

Liabilities:

Deposits received for securities loaned	$	19,573,038
Obligation to return securities received as collateral, at fair value		2,531,353
Securities sold under agreements to repurchase		7,505,000
Bank loans payable		1,408,379
Payable to customers		263,343
Payable to brokers, dealers, and clearing organizations		309,563
Securities sold, not yet purchased, at fair value		1,322,213
Accounts payable, accrued expenses, and other liabilities		276,593
Total liabilities		33,189,482

Commitments and contingencies (see Note 9)

Stockholder's equity:

Common stock ($10 par value per share, 3,000 shares authorized, issued, and outstanding)		30
Additional paid-in capital		1,297,469
Retained earnings		805,262
Total stockholder's equity		2,102,761
Total liabilities and stockholder's equity	$	35,292,243

See accompanying notes to statement of financial condition.

(1)   Organization

Scotia Capital (USA) Inc. (the Company) is a wholly owned subsidiary of Scotia Holdings (US) Inc. (the Parent), whose ultimate parent is The Bank of Nova Scotia, a Canadian bank chartered under the *Bank Act* (Canada). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the Options Clearing Corp (OCC), the New York Stock Exchange (NYSE) as well as other exchanges. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company's primary business activities include debt and equity securities underwriting, fixed income sales and trading, equity sales and trading, securities borrowing and lending, repurchase agreement activities, investment banking, and equity research. The Company's customers and counterparties comprise a diverse group of domestic and foreign corporations, governments, and institutional investors.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments, goodwill, and litigation reserves are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate.

(b)   Cash and Cash Equivalents

Cash includes demand deposits held in banks. No cash equivalents were held at October 31, 2022.

(c)   Cash on Deposit with Clearing Organizations

The Company is a member of various clearing organizations and exchanges at which it maintains cash required for the conduct of its day-to-day clearing activities. Cash on deposit with clearing organizations is considered restricted cash by the Company.

(d)   Collateralized Financing Transactions

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed and loaned transactions are entered into with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender and are reflected in the statement of financial condition as Deposits paid for securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned and is reflected in the statement of financial condition as Deposits received for securities loaned. The Company also acts as a securities lender in transactions where it receives securities collateral that can be repledged or sold and such transactions are reflected in the statement of financial condition as Securities received as collateral, at fair value with a corresponding

obligation to return those securities reflected in Obligation to return securities received as collateral, at fair value. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, posted, or refunded as necessary.

Securities sold under agreements to repurchase and Securities purchased under agreements to resell are also treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. The liabilities and assets which result from these agreements are initially recognized at amortized cost in the accompanying statement of financial condition.

Expected credit losses for reverse repurchase agreements, securities borrowed transactions, and margin loans the Company elected the collateral maintenance practical expedient. The Company reasonably expects the borrower to continually replenish the collateral securing these transactions in accordance with the contractual terms. Expected credit losses are recorded based on the amount by which the asset's amortized cost basis exceeds the fair value of the collateral.

(e) Securities Owned, Securities Sold, Not Yet Purchased at Fair Value, and Principal Transactions

Securities owned and securities sold, not yet purchased are recorded at fair value and the resulting realized and unrealized gains and losses are reflected in the accompanying statement of income in the caption, Principal transactions, net, on a trade date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition in Receivable from or Payable to brokers, dealers, and clearing organizations.

(f) Receivable from and Payables to Customers

Receivables from and Payables to customers include amounts due on cash and margin transactions, including balances related to futures transactions cleared on behalf of affiliates. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

(g) Receivable and Payable – Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers and clearing organization include amounts receivable for securities failed to deliver by the Company to a purchaser by the settlement date, margin deposits, commissions, and balances related to futures transactions. Payable to brokers, dealers, and clearing organizations include amounts payable for securities failed to receive by the Company from a seller by the settlement date and also include balances related to futures transactions. Brokers, dealers, and clearing organization receivables and payables additionally include net receivables or net payables arising from unsettled regular-way transactions.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax

rates is recognized in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(i)   *Furniture, Equipment, and Leasehold Improvements*

Following is a summary of the net carrying value and accumulated depreciation of furniture, equipment, and leasehold improvements at October 31, 2022:

(dollars in thousands)

	Accumulated Depreciation	Net Carrying Value
Furniture and Equipment	$ 723	396
Leasehold Improvements	1,034	2,386
	$ 1,757	2,782

(j)   *Goodwill*

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is reviewed for impairment annually, or whenever events or circumstances suggest that it may be more likely than not the fair value of the reporting unit is below its carrying amount. Goodwill impairment tests may involve judgments in determining the estimate of future cash flows, discount rates, long-term growth rates, economic forecasts, similar guideline companies, control premiums, and other assumptions.

The Company performed its annual goodwill impairment test as of June 30, 2022 and determined that there was no impairment. The carrying amount of goodwill was $72.3 million at October 31, 2022.

(k)   *Leases*

The Company, as lessee, enters into operating lease arrangements for premises primarily consisting of a sublease arrangement with The Bank of Nova Scotia. Under these arrangements, the Company records right-of-use assets and lease liabilities which are included in Other assets and Other payables, accrued expenses, and other liabilities, respectively, on the statement of financial condition. The Company uses its incremental borrowing rate to determine the lease liability, which is measured at the present value of the remaining lease payments excluding non-lease components. The lease terms exclude options to extend the lease as the Company is not reasonably certain to exercise the options. A right-of-use asset is initially determined based on the lease liability, adjusted for lease payments made at or before the commencement date, lease incentives, and initial direct costs, as applicable. Refer to Note 9 for further information. The Company's accounting policy is to not recognize short-term leases on the statement of financial condition. The Company also subleases part of its office space to a third party.

(3)   Related-Party Transactions

The Company has financing transactions with affiliates and The Bank of Nova Scotia, loans with The Bank of Nova Scotia, and other arrangements with The Bank of Nova Scotia. For further information, refer to the Collateralized Financing Transactions (Note 5), Credit Facilities (Note 6), Subordinated Borrowings (Note 7), and Employee Benefit and Incentive Plans (Note 8) notes herein. The related party balances with affiliates are typically settled quarterly.

Included in the accompanying statement of financial condition are the following related party balances:

(dollars in thousands)

Description		Total
Assets		
Cash and cash equivalents	$	40,346
Deposits paid for securities borrowed		17,622,806
Securities received as collateral, at fair value		95,875
Securities owned, at fair value		149,011
Receivable from brokers, dealers, and clearing organizations		36,150
Receivable from customers		8,619
Accrued fees, interest, and other receivables		107,510
Other assets		5,352
Total	$	18,065,669

(dollars in thousands)

Description		Total
Liabilities		
Deposits received for securities loaned	$	13,254,749
Obligation to return securities received as collateral, at fair value		95,875
Securities sold, not yet purchased, at fair value		5,940
Bank loans payable		1,408,379
Payable to customers		112,490
Payable to brokers, dealers, and clearing organizations		114,994
Accounts payable, accrued expenses, and other liabilities		57,378
Total	$	15,049,805

(4)   Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Amounts Receivable from and Payable to brokers, dealers, and clearing organizations at October 31, 2022 consist of the following:

(dollars in thousands)

	Receivable	Payable
Receivable from/payable to clearing organizations	$ 28,563	59,266
Receivable from/payable to brokers and dealers	41,702	38,696
Securities failed-to-deliver/receive	197,574	200,076
Unsettled regular-way transactions, net	—	11,525
	$ 267,839	309,563

(5) Collateralized Financing Transactions

The Company enters into collateralized financing transactions to meet customers' needs, settle other securities obligations and finance a portion of its inventory positions. Refer to Note 3 for collateralized financing transactions with affiliates.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, the Company manages these activities by taking into consideration the quality of the underlying collateral, and stipulating financing tenor. Additionally, the Company manages liquidity risk related to these transactions by maintaining counterparty diversification through assessing counterparty reliability and stability under stress. It is the Company's policy to have a perfected, first priority security interest over the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection.

For resell and repurchase agreements, when necessary, the Company requests or posts additional collateral in order to maintain contractual margin protection. With respect to securities loaned, the Company receives cash and securities collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

Collateralized financing transactions are documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian. At October 31, 2022, the approximate fair value of securities collateral received in conjunction with the Company's collateralized financing transactions was $30.9 billion, of which $27.7 billion was sold or repledged.

SCOTIA CAPITAL (USA) INC.
(A Wholly Owned Subsidiary of Scotia Holdings (US) Inc.)
Notes to Statement of Financial Condition
October 31, 2022

Offsetting of Certain Financing Transactions

As of October 31, 2022 (dollars in thousands)

	Gross Amounts	Amounts Offset	Net Amounts Presented	Financial Instruments[1]	Net Amounts
Securities purchased under agreements to resell $	775,000	-	775,000	(775,000)	-
Deposits paid for securities borrowed	28,359,226	-	28,359,226	(26,699,722)	1,659,504
Securities received as collateral, at fair value	2,531,353	-	2,531,353	(2,462,180)	69,173
Total $	31,665,579	-	31,665,579	(29,936,902)	1,728,677

As of October 31, 2022 (dollars in thousands)

	Gross Amounts	Amounts Offset	Net Amounts Presented	Financial Instruments[1]	Net Amounts
Securities sold under agreements to repurchase $	7,505,000	-	7,505,000	(7,505,000)	-
Deposits received for securities loaned	19,573,038	-	19,573,038	(19,160,736)	412,302
Obligation to return securities received as collateral, at fair value	2,531,353	-	2,531,353	(2,462,180)	69,173
Total $	29,609,391	-	29,609,391	(29,127,916)	481,475

[1] Amount includes financial instruments collateral received or pledged subject to a legally enforceable master netting agreement. Although shown as a reduction to Net Amounts Presented they are not offset in the statement of financial condition. Amount does not include securities collateral received or pledged where the legal enforceability of the master netting agreement is uncertain.

Maturities and Collateral Pledged

Gross Financing Transaction Balances by Remaining Contractual Maturity

As of October 31, 2022 (dollars in thousands)

	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days[1]	Total
Securities sold under agreements to repurchase $	1,500,000	-	3,805,000	2,200,000	7,505,000
Deposits received for securities loaned	13,880,139	346,346	2,903,119	2,443,434	19,573,038
Obligation to return securities received as collateral, at fair value	1,961,898	-	-	569,455	2,531,353
Total $	17,342,037	346,346	6,708,119	5,212,889	29,609,391

[1] Remaining contractual maturity is less than 13 months.

Gross Financing Transaction Balances by Class of Collateral Pledged

As of October 31, 2022 (dollars in thousands)

	Securities sold under agreements to repurchase	Deposits received for securities loaned	Obligation to return securities received as collateral, at fair value	Total
U.S. and Canadian government obligations	$ -	869,446	50,188	919,634
Corporate debt obligations	3,235,459	1,070,522	6,084	4,312,065
Common stock	4,269,292	17,625,261	2,447,651	24,342,204
Other debt obligations	249	7,809	27,430	35,488
Total	$ 7,505,000	19,573,038	2,531,353	29,609,391

(6) Credit Facilities

The Company has established borrowing agreements with The Bank of Nova Scotia in the normal course of business. Amounts outstanding under these arrangements are included within Bank loans payable. Refer to Note 3 for balances with affiliates. The arrangements are summarized below:

A $1.2 billion 31 day evergreen revolving senior unsecured line of credit. Interest on the line of credit is based on Daily Simple SOFR plus applicable margin. The credit line matures on March 21, 2023, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 91 days prior to the expiration date. At October 31, 2022, $723.0 million was outstanding on the line of credit.

A $500 million 12-month revolving senior unsecured line of credit. Interest on the line of credit is based on Daily Simple SOFR plus applicable margin. The credit line matures on March 21, 2023, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 91 days prior to the expiration date. At October 31, 2022, $123.0 million was outstanding on the line of credit.

A $1.5 billion overnight overdraft line of credit. Interest on the line of credit is based on Daily Simple SOFR plus applicable margin. The Bank of Nova Scotia reserves the right to withdraw the line with 91 days prior written notice. At October 31, 2022, $547.0 million was outstanding on the line of credit.

A $1.5 billion 31 day evergreen revolving senior unsecured line of credit. Interest on the line of credit is based on Daily Simple SOFR plus applicable margin. The credit line matures on June 25, 2023, but may be renewed by the Company for an additional 364 days upon written notice to The Bank of Nova Scotia at least 60 days prior to the expiration date. At October 31, 2022, no borrowings were outstanding on the line of credit.

A CAD$100 million 12-month revolving senior unsecured line of credit. Interest on the line of credit is based on three-month CDOR. The credit line matures on August 5, 2023 if The Bank of Nova Scotia gives written notice of termination at least 60 days prior to the expiration, otherwise the term of the Agreement shall automatically renew for an additional 364 days. At October 31, 2022, no borrowings were outstanding on the line of credit.

(7)   Subordinated Borrowings

The Company has a revolving note and cash subordination agreement (the note) with The Bank of Nova Scotia amounting to $1.2 billion. The note, which has been approved for regulatory capital purposes, bears a market rate (SOFR plus a market-based spread) of interest on the amount drawn and is scheduled to mature on October 22, 2025. At October 31, 2022, no borrowings were outstanding on the note. Refer to Note 3 for balances with affiliates.

(8)   Employee Benefit and Incentive Plans

The Company participates in defined contribution, defined benefit, postretirement benefit plans and incentive plans provided by The Bank of Nova Scotia.

Defined Contribution Plan

The Company participates in a 401(k) salary deferral and profit sharing plan sponsored by The Bank of Nova Scotia (the 401(k) plan) covering eligible employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company contributes to the plan pursuant to predetermined formulas.

Defined Benefit and Postretirement Benefit Plans

The Company participates in defined benefit and postretirement benefit plans sponsored by The Bank of Nova Scotia that are closed to new entrants. The defined benefit expense covering the employees of the Company is recorded by The Bank of Nova Scotia and allocated to the Company.

Incentive Plans

The Company participates in incentive plans sponsored by The Bank of Nova Scotia. The expense covering the employees of the Company is recorded by The Bank of Nova Scotia and allocated to the Company.

(9)   Commitments, Contingencies, and Leases

Commitments and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not

recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions, including actions relating to its underwriting business. The Company may also be subject to various governmental and regulatory examinations and information-gathering requests. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues an estimated loss. After reviewing these actions with its counsel, management does not believe that the outcome of such actions will have any material effect on its financial position.

Leases

At October 31, 2022, right-of-use assets were $5.6 million, and the related lease liabilities were $7.0 million, and operating lease cost was $1.0 million.

The following table presents information about operating lease liabilities as of October 31, 2022:

(dollars in thousands)		
2023	$	1,235
2024		1,259
2025		1,035
2026		1,010
2027		1,035
Thereafter		2,035
Total undiscounted lease payments		7,609
Less imputed interest		(613)
Total operating lease liabilities	$	6,996
Weighted average remaining lease term		6.5 years
Weighted average discount rate		2.6%

(10) Regulatory Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule), FINRA, and Regulation 1.17 of the Commodity Exchange Act (CFTC Rule). The Company has elected to use the alternative method permitted by the SEC Net Capital Rule, which requires that it maintain minimum net capital of the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC Rule requirement representing the sum of 8% of customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined.

FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. At October 31, 2022, the Company's net capital was $1.2 billion which was $1.1 billion in excess of its required net capital of $143.0 million as of October 31, 2022.

(11) Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At October 31, 2022, the deferred tax assets of $9.6 million were composed of temporary differences principally due to deferred compensation accruals and post retirement expenses. Management has not recorded a valuation allowance against its deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings.

At October 31, 2022, the deferred tax liability of $13.5 million was composed of temporary differences principally due to the tax effect of non-depreciable goodwill.

The Company remains open to Federal, California, New York State, Louisiana, Texas, Massachusetts, and New Jersey examinations for the years ended October 31, 2019 and forward; the Company is open to New York City examinations from the year ended October 31, 2016 forward. The Company does not anticipate any settlements that would result in a material effect to the statement of financial position.

The reconciliation of the beginning unrecognized tax benefits balance to the ending balance is presented below.

(dollars in thousands)

Balance at October 31, 2021	$	1,249
Increases related to prior year tax positions		21
Decreases related to prior year tax positions		(568)
Increases related to current year tax positions		79
Lapse of statute		(237)
Balance at October 31, 2022	$	544

(12) Fair Value Measurements

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques and establishes a hierarchy for inputs used in measuring fair value.

The Company's securities owned, securities segregated under federal and other regulations, securities received as collateral, securities sold, but not yet purchased, and obligation to return securities received as collateral are recorded at fair value on a recurring basis.

Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of October 31, 2022:

(dollars in thousands)

		Level 1	Level 2	Level 3	Total
Assets:					
U.S. and Canadian government obligations	$	13,877	-	-	13,877
Corporate debt obligations		462,602	1,004,080	-	1,466,682
Common and preferred stock		2,004	46	-	2,050
Other debt obligations		6,936	41,418	-	48,354
Total securities owned		485,419	1,045,544	-	1,530,963
Securities segregated under federal and other regulations		446,027	-	-	446,027
Securities received as collateral		2,497,839	33,514	-	2,531,353
Total assets at fair value	$	3,429,285	1,079,058	-	4,508,343
Liabilities:					
U.S. and Canadian government obligations	$	402,666	-	-	402,666
Corporate debt obligations		143,091	138,498	-	281,589
Common and preferred stock		628,982	-	-	628,982
Other debt obligations		7,330	1,646	-	8,976
Total securities sold, not yet purchased		1,182,069	140,144	-	1,322,213
Obligation to return securities received as collateral		2,497,839	33,514	-	2,531,353
Total liabilities at fair value	$	3,679,908	173,658	-	3,853,566

The fair value of the Company's securities was determined using a variety of sources as follows:

For U.S. and Canadian government obligations, fair value was determined based on quoted prices in active markets and are included in Level 1.

For Common and preferred stock, fair value was determined by the closing price of the primary exchanges and is included in Level 1 and from observable trades and/or external quotes for those included in Level 2.

For Corporate debt obligations and Other debt obligations, fair value was determined using prices from independent market data providers or third party broker quotes and are included in Level 1 and Level 2.

Securities segregated under federal and other regulations are comprised of U.S. government obligations. Fair value was determined based on quoted prices in active markets and are included in Level 1.

For Securities received as collateral and the Obligation to return securities received as collateral, fair value was determined by the closing price of the primary exchanges for those included in Level 1 and from third party broker quotes for those included in Level 2.

Financial Instruments Not Measured at Fair Value

The carrying value approximates fair value for the following financial instruments: cash and cash equivalents, cash on deposits with clearing organizations, deposits paid for securities borrowed, securities purchased under agreements to resell, receivables and payables from brokers, dealers, clearing organizations and customers, deposits received for securities loaned, securities sold under agreements to repurchase, and bank loans payables. These financial instruments are primarily short term in nature.

Under the fair value hierarchy, cash and cash equivalents and cash on deposit with clearing organizations are classified as Level 1. Deposits paid for securities borrowed, securities purchased under agreements to resell, receivables and payables from brokers, dealers, clearing organizations and customers, deposits received for securities loaned, securities sold under agreements to repurchase, accounts payable, accrued expenses, and other liabilities, and bank loans payables are classified as Level 2.

(13) Off-Balance-Sheet Credit Risk

As a securities broker-dealer, the Company is engaged in securities trading and brokerage activities with a diverse group of domestic and foreign corporations, governments, and institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's customer securities activities are generally processed on a delivery versus payment and receipt versus payment (DVP/RVP) basis. The Company records these transactions on a settlement-date basis, which is generally one business day for U.S. government securities transactions and three business days for equity and debt securities transactions.

As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts, in which case, the Company may be required to purchase or sell the underlying securities at prevailing market prices. In connection with the Company's customer and proprietary financing and securities settlement activities, the Company pledges securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. At October 31, 2022, the market value of securities pledged under these secured financing transactions approximated the amount due, which is recorded as Deposits received for securities loaned in the statement of financial condition.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this $1.3 billion obligation in the accompanying statement of financial condition at the October 31, 2022 fair value of the related securities. The Company will incur a trading loss on the securities if the market price increases, and a trading gain if the market price decreases subsequent to October 31, 2022. In security sales transactions, the Company is subject to risk if the security is not received and the market value has increased over the contract amount of the transaction.

As a securities broker-dealer, the Company is engaged in various securities trading activities and substantially all of the Company's financial assets and liabilities are carried at or approximate fair value.

(14) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through December 23, 2022.

In December 2022, the Company provided written notice to The Bank of Nova Scotia to extend the $1.2 billion 31 day evergreen revolving unsecured line of credit and $500 million 12-month revolving senior unsecured line of credit.

There were no other material events or transactions that would require recognition or disclosure in the statement of financial condition.